Exhibit 4.15
* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.
Collaboration Agreement
Protherics Medicines Development Limited
and
Advanced In Vitro Cell Technologies S.L.
6 December 2006

CONTENTS

THIS AGREEMENT is made on 6 December 2006
BETWEEN:
(1)	PROTHERICS MEDICINES DEVELOPMENT LIMITED (No. 19396431) whose registered office is at The Heath Business and Technical Park, Runcorn, Cheshire WA7 4QF (“Protherics"); and
(2)	ADVANCED IN VITRO CELL TECHNOLOGIES S.L. (No. ESB62520877) whose registered office is at the Barcelona Scientific Park, Baldiri Reixac 10-12, Barcelona 08028 Barcelona, Spain (“Advancell").
RECITAL
(A)	Protherics is an integrated biopharmaceutical company focused on developing, manufacturing and marketing critical care and medicinal products, seeking to use industry collaboration to achieve its business goals and long-term growth.
(B)	Protherics considers that it has the scientific, technical , personal, material and logistic means necessary to assume and comply with its commitments in this agreement.
(C)	Advancell is a biotechnology company, whose main activities are advanced research and the commercialisation of products from cellular-growing systems and through tissue-engineering; and the development of new therapies based on technologies acquired from the Spanish Academia.
(D)	Advancell owns the Patents (as defined below) and other Intellectual Property Rights pertaining to the use of the Product for the Indication (all as also defined below).
(E)	The parties wish to undertake, or have undertaken, the Development Programme (as defined below) to obtain relevant Health Registration Approvals (as defined below) for the commercialisation by of for Protherics of the Product, throughout the world, for the Indication.
(F)	The parties wish for Protherics to have all rights it may require for the purpose of developing, commercialising and otherwise exploiting the Product, world-wide, as so described, to which end Advancell will grant to Protherics all necessary licences.
THE PARTIES AGREE AS FOLLOWS:
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this agreement, unless the context otherwise requires:

“Acadesine” means 5-aminoimidazole-4-carboxamide-1-b-D-ribofuranoside, CAS number: 2627-69-2;

“Affiliate” means any business entity which, from time to time, controls, is controlled by, or is under common control of either party; and, for the purposes of this definition, a business entity will be deemed to “control” another business entity if it owns, directly or indirectly, in excess of fifty (50) per cent. of the outstanding voting securities or capital stock of such business entity and has the right, directly or indirectly, to appoint more than half of the members of the board of directors of such business entity, or owns, directly or indirectly, any other comparable equity or ownership interest with respect to a business entity other than a corporation;

“Claim” means any claim, counterclaim, suit, action or proceedings;

“Claiming Party” has the meaning given in clause 18.1;
“Clinical Studies” means those studies of the Product described as such in the Development Programme, and “Clinical Study” means any of them;
“Confidential Information” means any confidential information disclosed to a party by, or at the direction of, the other in connection with this agreement, regardless of form or medium;
“Cost” means cost and expense of any nature whatsoever (including legal costs and disbursements);
“Deductions” means applicable trade and cash discounts and (where such items are specifically shown in the relevant invoice) purchase, applicable sales and import taxes, Value Added Taxes, and the costs of delivery and insurance;
“Development Programme” means the manufacturing, non-clinical and clinical development and studying of the Product undertaken further to this agreement, as determined pursuant to clause 5.7(e) or 5.13;
“Disclosing Party” has the meaning given in clause 10.1;
“Dispute” means any dispute or controversy of whatever nature arising out of, or in any way relating to, this agreement or its formation or Termination, including any Claim;
“Drug Product” means Product processed so as to be ready for human use;
“Effective Date” means the date of signature this agreement by the second party to sign;
“Encumbrance” means any licence, mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase arrangement) having similar effect, and “Encumber” will be construed accordingly;
“Entire Agreement” means this agreement, together with any other documents referred to in it;
“Escrow Account” means an interest-bearing deposit account with the Escrow Account Bank;
“Escrow Account Bank” means Barclays Bank plc or such other bank or financial institution as the parties may agree from time to time in writing;
“Event of Force Majeure” has the meaning given in clause 18.1;
“Export Control Laws” has the meaning given in clause 21.13;
“Field of Use” means any and all areas of human use of the Product;
“First Clinical Study” means the clinical study in which the Product is given, for the first time, to human subjects, but not including any extensions of such study after the first set of data derived from it have been analysed;
“First Commercial Sale” means, with respect to any country or territory, the first disposal for value of any quantity of the Product for use in the Indication after the grant of all Health Registration Approvals and Pricing Approvals in such country or territory, not including any Named Patient Sale;
“Good Clinical Practice” means those principles, and the guidelines in line with those principles, provided for in Commission Directive 2005/28/EC, and their equivalents anywhere in the world;
“Good Manufacturing Practice” means those principles and guidelines provided for in Commission Directive 2003/94/EC, and their equivalents anywhere in the world;
“Good Industry Practice” means the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected from a skilled and experienced business seeking in good faith to comply with its contractual obligations and engaged in the same type of undertaking, and under the same or similar circumstances and conditions, as those envisaged by this agreement, including, as applicable, compliance with Good Clinical Practice, Good Manufacturing Practice and Good Laboratory Practice;
“Good Laboratory Practice” means those rules and criteria applicable to Quality Assurance, as are relevant in the circumstances, concerned with the organisational process and the conditions under which non-clinical health and environmental safety studies are planned, performed, monitored, recorded, reported and archived;
“Health Authority” means any applicable supra-national, national, federal, regional, state, provincial or local agency, department, bureau, commission, council or other entity regulating, or otherwise exercising authority with respect to, the development, testing, manufacture, marketing or sale of pharmaceutical products;
“Health Registration Approval” means, with respect to a country or territory, any and all approvals, licences, registrations or authorisations of any Health Authority necessary lawfully to:
(a)	distribute, sell and market the Product for the Indication in such country or territory, including, where applicable, post-approval marketing authorisations, labelling approvals and technical, medical and scientific licences and pricing or reimbursement approvals; or

(b)	undertake clinical studies;
“Indemnify” means defend, indemnify and hold harmless;
“Indication” means the treatment of chronic lymphocytic leukaemia;
“Independent Valuer” means Christian Wagner of Bioscience Valuation BSV GmbH, registered in Germany with its place of business at Am Zigeunerbergl 3, 82491 Grainau, Germany, or such other person of comparable skill and experience as such company may designate;
“Indirect Loss” means any loss which would be recoverable only under the second limb of the relevant test set out in Hadley -v- Baxendale (1854) 9 Ex.341, that is, such losses beyond those arising naturally, but of a type as may reasonably be supposed to have been in the contemplation of both parties, at the time they made the agreement, as the probable result of the breach of it;
“Intellectual Property Rights” means any and all trade marks, domain names, rights in designs, get-up, business names, database rights, copyrights, future copyrights, and patents (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), rights in inventions, know-how, trade secrets and other confidential information, and all other intellectual property rights of a similar or corresponding nature, which may now or in the future subsist in any part of the world;
“Joint Project Team” means the committee referred to by that name in clause 4, constituted and having the functions and responsibilities specified therein;
“Know-how” means the technical information and data pertaining to the Product, including such as arises from the Development Programme, in the possession, or under the control, of Advancell, now or hereafter (including all biological, chemical, pharmacological, toxicological, clinical, assay, control and manufacturing data and any other information relating to the Product useful for the Development Programme, in each case to the extent that the same is secret, substantial and identified);
“Law” means all (or the highest) statutory, common law, equitable governmental and regulatory obligations in the relevant part of the world, including any order of a court of competent jurisdiction or government department or agency or the rules and standards of any recognised securities exchange (including the Listing Rules of the UK Listing Authority) or the rules and requirements of any other regulatory body, including any Health Authority; and any rules or requirements relating to export or import;
“Liable Party” has the meaning given in clause 13.6;
“Licence” means the rights and licences granted, or to be granted, to Protherics by clause 7;
“Licensor Information” has the meaning given in clause 10.2;
“Loss” means any losses or damages of any nature whatsoever, comprising:
(a)	Indirect Loss; and

(b)	any loss which under English law would properly be considered as direct loss or which does not constitute Indirect Loss;
“Marketing Authorisation” means any Health Registration Approval which is a marketing authorisation for the purposes of Directive 2001/83/EC of the European Parliament and of the Council (as amended), and any equivalent Health Registration Approval, including a product licence having effect as such an authorisation and a parallel import licence;
“Named Patient Sale” means the lawful placing on the market, or distribution by way of wholesale dealing, of the Product for which no Marketing Authorisation is in force in the part of the world in which it is placed on the market or distributed by way of wholesale dealing at the time of such placing on the market or distribution;
“Net Selling Price” means the gross receipts of Protherics, or its relevant Sub-Licensee, as applicable, in cash or otherwise, in respect of any Royalty Event, less any Deductions;
“Non-claiming Party” has the meaning given in clause 18.2;
“Non-clinical Studies” means those studies of the Product described as such in the Development Programme, and “Non-clinical Study” means any of them;
“Notifying Party” and “Notified Party” have the respective meanings given to them in clause 16.7;
“Orphan Drug” means a pharmaceutical product designated as such by the relevant Health Authority;

“Orphan Drug Designation” means the designation of the Product as an Orphan Drug for the Indication and the benefits of such designation conferred on its applicant;
“Patents” means:
(a)	the patents and patent applications specified in schedule 1 and any patent which may be granted pursuant to any such application;

(b)	any patent or application corresponding to any such patent or application which may be granted or made; and

(c)	any re-issue, extension or restoration of any such patent, and any division or continuation of any such application;
“Personnel” means the relevant party’s employees, agents and sub-contractors;
“Phase IIb Study means a study in patients designed to compare the safety and efficacy of a range of dosing regimens of the Product, and which is not a Phase III Study;
“Phase III Study” means a large scale, pivotal, multi-centre, human clinical study to be conducted in a number of patients estimated to be sufficient to establish efficacy of the Product at a standard suitable to obtain a Health Registration Approval, or otherwise intended to provide the substantial evidence of efficacy necessary to support an approvable filing for a Health Registration Approval;
“Pricing Approvals” means pricing or reimbursement approvals in the relevant country or territory;
“Product” means any injectable formulation of Acadesine developed prior to the Effective Date;
“Project Manager” means, with respect to Protherics, Sally Waterman; and with respect to Advancell, Clara Campàs, or such other persons as the relevant party may appoint by notice in their place;
“Quality Assurance” means the sum total of the arrangements made with the object of ensuring that products are of the quality required for their intended purpose;
“Quarter” means the period ending on 31 March, 30 June, 30 September and 31 December in each year, and “Quarterly” will be construed accordingly;
“Receiving Party” has the meaning given in clause 10.1;
“Regulatory Documentation” means all applications, registrations, licences, authorisations and approvals relating to the use of the Product for the Indication;
“Relevant Technology or Products” has the meaning given in clause 21.13;
“Retention” means the sum for the time being standing to the credit of the Escrow Account, together with interest which accrues thereon, or so much thereof as remains subject to the provisions of clause 3 from time to time;
“Royalty Event” means any sale of the Product (including a Named Patient Sale, and regardless of the location of the sale and the identity of the Purchaser) for the Indication by or on behalf of Protherics, or any of its Sub-licensees, to any third party, provided that:
(a)	if the third party is an Affiliate of Protherics, Royalty Event means the first such sale of the Product to a third party which is not an Affiliate of Protherics; and

(b)	if, at the time of the sale by or on behalf of Protherics, its Sub-Licensee or its Affiliate (as the case may be), the Product is not in the form of a Drug Product, Royalty Event means the first such sale of the Product which is a Drug Product;
“Senior Executives” means Barry Riley of Protherics and Luis Ruiz-Avila of Advancell, or such other persons as the relevant party may appoint by notice in their place;
“Shared Costs” has the meaning given in clause 13.6;
“Steering Committee” means the committee referred to by that name in clause 5, constituted and having the functions and responsibilities specified therein;
“Study” means any Clinical Study or Non-clinical Study;
“Sub-licence” means a sub-licence under the Licence, and “Sub-license” will be construed accordingly;
“Sub-licensee” means the sub-licensee under any Sub-licence;
“Term” means the term of this agreement;
“Termination” means termination of this agreement, by either party, at any time on any lawful ground, as well as expiry of this agreement;
“Valid Claim” means any claim of any Patent which:
(a)	has not been held permanently revoked, unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal;

(b)	has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through re-issue, disclaimer or otherwise; and

(c)	with respect to a Patent which is a pending patent application, has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application; and
“Value Added Tax” means value added tax or any other tax of a similar nature that may be substituted for or levied in addition to it in each case at the rate current from time to time.
1.2 Interpretation
In this agreement, unless otherwise expressly specified, a reference to:
(a)	“agreed” means agreed by the parties in writing;

(b)	“include” means include without limitation; and

(c)	a “third party” means any person other than the parties.
1.3	Further Interpretation

In this agreement, unless otherwise expressly specified:
(a)	the index to, and the headings in, this agreement are for information only and are to be ignored in construing it;

(b)	a reference to a statute or statutory instrument, or any of their provisions, is to be construed as a reference to that statute or statutory instrument, or such provision, as the same may have been or may after the Effective Date be amended or re-enacted;

(c)	grammatical variants of terms defined in this clause 1 will bear their corresponding meanings;

(d)	references to recitals, clauses, paragraphs or the schedule are to recitals, clauses and paragraphs of, and the schedule to, this agreement. The schedule forms part of the operative provisions of this agreement and references to this agreement will, unless the context otherwise requires, include references to the recitals and the schedule;

(e)	where a clause refers to a matter coming to a party’s “awareness” or “attention” or to a similar effect, this will be taken as a reference to the state of mind of the executive directors and officers holding such positions at the relevant time;

(f)	where, in any provision or provisions, a general concept is followed by a specific one, there will be no implication that the scope of the general concept is to be narrowed as a result; and

(g)	words denoting the singular will include the plural and vice versa and words denoting any gender will include all genders.
2.	COLLABORATION

2.1	The parties will undertake, or have undertaken, the Development Programme, on the terms and subject to the conditions of this agreement and as provided in the Development Programme.

2.2	In performance of their obligations pursuant to clause 2.1:
(a)	Advancell will undertake, or have undertaken, the Non-clinical Studies required to enable the proper conduct of the First Clinical Study of the Product for the Indication, in accordance with the Development Programme;

(b)	Advancell will manufacture, or have manufactured, those quantities of the Product required to enable the proper conduct, in accordance with the Development Programme, of the First Clinical Study of the Product for the Indication; and

(c)	Protherics and Advancell will jointly undertake, or have undertaken, the remainder of the Development Programme.
2.3	The party responsible for the undertaking of any part of the Development Programme will undertake it, or procure that it is undertaken:
(a)	in accordance with
(i)	all applicable Laws;

(i)	Good Industry Practice; and

(ii)	the requirements of all applicable Health Authorities; and
(b)	otherwise with reasonable skill, care and attention,

having regard to the objective of the Development Programme to obtain relevant Health Registration Approvals for the commercialisation by or for Protherics of the Product, throughout the world, for the Indication.

2.4	Subject to clause 2.6, Advancell will pay all Costs attributable to the undertaking of those matters described in clause 2.2(a) and 2.2(b).

2.5	Subject to clause 2.6, the parties will share equally all third party Costs attributable to the undertaking of those matters described in clause 2.2(c), including the costs of the Acadesine required to manufacture the Product used in the Clinical Studies.

2.6	Where any Product manufactured to enable the First Clinical Study is not used in such Clinical Study, the same shall be made available, where appropriate, for use otherwise in the Development Programme, and Protherics shall not be liable for any of the Costs of, or attributable to, manufacturing it or having it manufactured, which Costs shall be for Advancell in accordance with clause 2.4.

2.7	Each party will, subject to any limits approved by the Steering Committee, provide such assistance as the other reasonably requests in that other’s performance of its obligations pursuant to this clause 2, and the reasonable Costs of such assistance will be borne as provided in clauses 2.4 and 2.5.

2.8	Only Protherics will apply for, or hold, any Health Registration Approvals relating to the use of the Product for the Indication, or any Regulatory Documentation, save:
(a)	where Advancell is required by Law in the course of the Development Programme to apply for and/or hold any of them; or

(b)	where the Development Programme provides that Advancell is to do so, in which case Advancell will assign the same to Protherics (or procure their assignment to Protherics), including in accordance with clause 8.6, where applicable.

3.	ESCROW ACCOUNT

3.1	The parties will, as soon as reasonably practicable following the Effective Date, open the Escrow Account as a joint account in their joint names for the sole purpose of receiving and holding the Retention.

3.2	The debt owed to the parties by the Escrow Account Bank by virtue of its receipt and holding of the Retention will be held by them on trust in equal shares on the terms set out in this clause 3, and the parties will use all reasonable endeavours to procure that the Escrow Account Bank designates the Escrow Account as a trustee account.

3.3	The monies making up the Retention will be kept separate from, and not co-mingled with, any other monies (save for interest on the Retention).

3.4	All interest accruing on the Retention credited to the Escrow Account will belong to the parties jointly and any sum of such interest to be paid to either party will be subject to deduction of tax thereon or other amounts (if any) required by Law to be deducted in respect of such sum.

3.5	Subject to clause 3.6, the division of Costs provided by clause 2.5 will be achieved by use of the Escrow Account as follows:
(a)	each party will notify the other, from time to time, of the anticipated, applicable up-coming Costs attributable to the undertaking of any part of the Development Programme for which it proposes to contract with any third party to pay (including the Costs of purchasing relevant quantities of the Product and of manufacturing the drug substance from which it is made), in advance of incurring them, and, in each case, at the same time, will provide that other with its calculations or other reasonable evidence thereof;

(b)	following any such notice, the parties will use their reasonable endeavours to agree, as quickly as reasonably practicable, the appropriateness and acceptability of such Costs;

(c)	within fifteen (15) days of reaching any such agreement, each party will pay into the Escrow Account a sum equal to one-half of that specified in the relevant notice given pursuant to clause 3.5(a) or as otherwise agreed pursuant to clause 3.5(b);

(d)	subject to clause 3.11, the notifying party will pay from the Retention such of those Costs as arise;

(e)	the notified party will, from time to time, sign and deliver to the Escrow Account Bank or the notifying party, as the notifying party directs, such bank mandates as the notifying party may require for such purpose; and

(f)	the notified party will not unreasonably withhold or delay any signature and/or action required to facilitate the making of any such payment.
3.6	If Protherics grants any Sub-licence between the completion of the First Clinical Study undertaken in the course of the Development Programme and the filing of the first application for a Marketing Authorisation for the Product for the Indication, and Protherics receives from its Sub-licensee thereunder any payment of any of its Costs of undertaking any of the matters described in clause 2.2(c):
(a)	Protherics shall pay the same into the Escrow Account;

(b)	such payment will belong to the parties in equal shares;

(c)	the parties shall, subject to clause 3.12, use such payment only to pay Costs actually incurred in undertaking any of the matters described in clause 2.2(c); and

(d)	the parties shall not so use, or commit so to use, the same in advance of agreeing such Costs pursuant to clause 3.5(b).
3.7	Each party will act reasonably in trying to minimise (having regard to its obligations hereunder) and in calculating any Costs notified by it to the other pursuant to clause 3.5(a) and will, where appropriate and practicable, base such calculations on estimates provided to it by such third parties (including clinical research organisations) as it may be considering contracting to conduct the relevant part(s) of the Development Programme or purchase Product.

3.8	Without limitation, any Dispute between the parties concerning the calculation, appropriateness or acceptability of any anticipated up-coming Cost notified by either party to the other pursuant to clause 3.5(a) shall be referred for resolution as provided in clause 23.

3.9	Should either party, acting reasonably, consider that the Retention may fall to zero, or be overdrawn, or should the Retention fall to zero or be overdrawn, it may notify the other of the amount it reasonably considers each party will have to pay into the Escrow Account to avoid, or rectify, such situation, as applicable (which amount may be greater than the difference between the then balance of the Retention and the agreed budgeted Costs of the then remaining portion of the Development Programme), and at the same time provide that other with its calculations of such amount.

3.10	Within five (5) days of any notice given pursuant to clause 3.9, each party will pay into the Escrow Account a sum equal to one-half of the amount notified pursuant to that clause.

3.11	Should either party, at any time, be unable to fund from the Escrow Account any of the Costs referred to in clauses 2.5 or 2.6 for which it has properly contracted, or will properly contract, with any third party to pay, it may:
(a)	fund them itself, in which case it will be entitled to reclaim from the other party one-half thereof by invoicing that other the relevant sum; and that other party will pay any such invoice within five (5) days; or

(b)	postpone entering into, or making any payment under, any such third party contract until sufficient sums are available in the Escrow Account, without liability to the other under this agreement for any resulting delays to the Development Programme; provided that it alone will be liable to any third party affected by the postponement.
3.12	As soon as reasonably practicable following the earlier of Termination and the payment of the last Cost to which clause 2.5 relates, the parties will pay half the Retention to each of them and then close the Escrow Account.

3.13	No payment out of the Escrow Account will be made, authorised or requested, except as set out herein.

4.	JOINT PROJECT TEAM

4.1	Within thirty (30) days following the Effective Date the parties will establish the Joint Project Team.

4.2	The membership of the Joint Project Team will be comprised of an equal number of representatives of each party, and initially no more than four (4) representatives of each party.

4.3	Without prejudice to clause 6.3, the parties may, by agreement from time to time, increase or decrease the number of members of the Joint Project Team, and each may replace those members appointed by it at will by notice to the other.

4.4	Each party will:
(a)	promptly notify the other of its appointments to, replacements for or removals from, the Joint Project Team of its representatives thereon;

(b)	ensure that the members thereof appointed by it and present on the Joint Project Team are at all times suitably skilled, willing, available and qualified to undertake their roles as members thereof, as such roles may change over time; and

(c)	remove from the Joint Project Team, and promptly replace, any of them who is not, or otherwise provide them with such training or other assistance as may be required such that they are so skilled, willing, available and qualified, as soon as reasonably practicable.
4.5	Notwithstanding clause 4.4, if the members of the Joint Project Team reasonably object to the inclusion in the membership of the Joint Project Team of any person, they may remove him with immediate effect if a majority of the members decide that he should be removed and they first give their reasons for that decision to the parties.

4.6	The Joint Project Team will be responsible for overseeing the proper undertaking of the Development Programme and, where relevant, for making decisions with respect thereto, including with respect to:
(a)	the quality and quantity of Product required for the Non-clinical Studies and Clinical Studies undertaken in the course of the Development Programme;

(b)	the design of the Non-clinical Studies and Clinical Studies undertaken in the course of the Development Programme; and

(c)	the selection of third party contractors to be involved in the Development Programme, but will not be responsible for any matter specified in this agreement as the responsibility of the Steering Committee, and, for the avoidance of doubt, shall not be entitled to amend this agreement.

4.7	The Joint Project Team will meet where and when it determines, provided that:
(a)	each of its meetings will be at a location reasonably accessible to all its members, which will alternate with each meeting between the United Kingdom and Spain;

(b)	its members will be entitled to attend its meetings by telephone and that suitable telephone facilities are present at its meetings to enable this; and

(c)	it will meet on no less than one week’s notice to all its members sent to each member in such manner as he may have reasonably specified or otherwise by fax or first class post (and for the purposes of this clause 4 the provisions of clause 22 will apply mutadis mutandis).
4.8	The parties’ Project Managers will take turns, alternating at each meeting of the Joint Project Team, as the chairman of such meeting, and Protherics’ Project Manager will chair its first meeting.

4.9	The Joint Project Team will discharge its functions in such manner as it reasonably sees fit.

4.10	The Joint Project Team will determine its own quorum, provided that this will always include equal numbers of representatives of each of Protherics and Advancell.

4.11	The Joint Project Team will only decide any matter if quorate and, if any member of the Joint Project Team wishes any decision to be voted upon, each of its members will have one vote, with the chairman not having a casting vote.

4.12	All decisions, and actions, of the Joint Project Team made at any of its meetings will be minuted, and the minutes provided to the members of the Steering Committee for the time being within seven (7) days of the relevant meeting (and for these purposes the provisions of clause 22 will apply mutadis mutandis; provided that minutes may also be provided by email to such relevant addresses as are provided in advance, in which case they will be deemed to be received upon sending).

4.13	The parties will use their reasonable endeavours to bring about agreement of the members of the Joint Project Team with respect to all matters addressed by it as quickly as reasonably practicable but if the Joint Project Team is unable to reach a decision on any matter within a reasonable time, the Joint Project Team will, and any of its members may, refer the matter in writing to the Steering Committee with:
(a)	such information as the Steering Committee may reasonably require to decide the matter; and

(b)	details of the date by which the matter must be decided,
and from the time of such reference, the matter will be for the Steering Committee, and not the Joint Project Team, to decide.

4.14	The chairman of the relevant meeting of the Joint Project Team will oversee its compliance with clauses 4.6 to 4.7 and 4.9 to 4.13, and such compliance will be the responsibility of the party of which such person is the Project Manager.

5.	STEERING COMMITTEE

5.1	Within thirty (30) days following the Effective Date the parties will establish the Steering Committee.

5.2	Without prejudice to clause 6.3, the membership of the Steering Committee will be comprised of three (3) representatives of each party, including the Project Managers of each party.

5.3	Each party may, from time to time, replace those members appointed by it to the Steering Committee at will and upon notice to the other party.

5.4	The parties, beginning with Protherics, will take turns to appoint, on each occasion for a one-year term, a member of the Steering Committee as chairman of the Steering Committee, the first appointment to take effect from the first meeting of the Steering Committee; and the party which does not appoint the then appointed chairman of the Steering Committee shall, at the same time, appoint the secretary of the Steering Committee, for such one-year term, from amongst its other members. Should any chairman or secretary of the Steering Committee cease to be a member of the Steering Committee, the party which appointed him/her as chairman or secretary, as applicable, shall appoint another member thereof to such position from his/her ceasing to be a member until the end of what would have been his/her term.

5.5	Each party will ensure that the members of the Steering Committee appointed by it, and present on the Steering Committee, are at all times suitably skilled, willing, available and qualified to undertake their roles as members thereof, as such roles may change over time, and will remove from the Steering Committee, and promptly replace, any of them who is not, or otherwise provide them with such training or other assistance as may be required such that they are so skilled, willing, available and qualified as soon as reasonably practicable.

5.6	Notwithstanding clause 5.5, if the members of the Steering Committee reasonably object to the inclusion in the membership of the Steering Committee of any person, they may remove him with immediate effect if a majority of the members decide that he/she should be removed and they first give their reasons for that decision to the parties.

5.7	The Steering Committee will be responsible for overseeing the general working relationships under this agreement and the Joint Project Team. In particular, the responsibilities of the Steering Committee will include:
(a)	resolving disputes arising from the Joint Project Team;

(b)	appointing additional committees and/or working groups from time to time as may be agreed by the Steering Committee as necessary to facilitate the Development Programme;

(c)	maintaining a good working relationship between the parties;

(d)	overseeing the operation of the Escrow Account in accordance with clause 3;

(e)	agreeing the terms of the Development Programme, and any amendments to the Development Programme;

(f)	agreeing the budget for the Development Programme and any amendments to it which will, or may, increase the total cost of the Development Programme by more than £100,000; and

(g)	any other matters which this agreement requires to be resolved or managed by the Steering Committee, but, for the avoidance of doubt, the Steering Committee shall not be entitled to amend this agreement.

5.8	The Steering Committee will meet where and when it determines, provided that:
(a)	each of its meetings will be at a location reasonably accessible to all its members, which will alternate with each meeting between the United Kingdom and Spain;

(b)	its members will be entitled to attend its meetings by telephone and that suitable telephone facilities are present at its meetings to enable this;

(c)	it will meet no less than once every six (6) months, the first meeting to be within three (3) months of the Effective Date, and otherwise within a reasonable time to determine any matter referred to it; and

(d)	it will meet on no less than one week’s notice to all its members sent to each member in such manner as he/she may have reasonably specified or otherwise by fax or first class post (and for the purposes of this clause 5 the provisions of clause 22 will apply mutadis mutandis).
5.9	The Steering Committee will determine its own quorum, provided that this will always include at least one representative of each of Protherics and Advancell.

5.10	The Steering Committee will discharge its functions in such manner as it reasonably sees fit.

5.11	The Steering Committee will only decide any matter if quorate and, if any member of the Steering Committee wishes any decision to be voted upon, each of its members will have one vote.

5.12	If any vote of the Steering Committee is tied, whichever of its then chairman and secretary has been appointed by Protherics shall have the casting vote, provided that such casting vote:
(a)	is exercised to further the objectives of the Development Programme;

(b)	does not change the budget of the Development Programme; and

(c)	does not require either party to incur expenditure additional to any as has previously been agreed (by the parties, the Joint Project Team or the Steering Committee), and if, because of such proviso, any vote remains tied notwithstanding this clause 5.12, the vote shall be deemed not to have passed, and any purported casting vote cast contrary to such proviso shall be void.

5.13	If any vote of the Steering Committee concerning agreeing the terms of the Development Programme, or any amendment to the Development Programme, is tied, the matter shall be resolved as follows:

(a)	the matter shall, from the time of such vote, be referred to the Chief Executive Officer for the time being of Protherics and the President for the time being of Advancell, who may decide the matter on behalf of the parties;

(b)	if the matter is not so decided within a period of ten (10) Business Days, either such person may require it to be referred to a third party expert in matters of that nature agreed between them and:
(i)	the parties which they represent shall use their reasonable endeavours to procure that such persons agree the identity of such expert as quickly as reasonably practicable;

(ii)	the parties shall afford such expert all reasonable assistance in deciding the matter, and shall use their reasonable endeavours to procure that he decides it as quickly as practicable and with the intention of furthering the objective of the parties set out in the recitals;

(iii)	such expert’s decision shall be binding on the parties and the parties shall procure that he records it, together with his reasons for reaching it, and delivers such record to the parties as quickly as reasonably practicable; and

(iv)	the parties shall share equally the costs of such expert.
5.14	The secretary of the Steering Committee will oversee its compliance with clauses 5.8 to 5.13, and such compliance will be the responsibility of the party which appointed to the Steering Committee the member who is its secretary.

5.15	The secretary will minute all actions and decisions of the Steering Committee, and provide copies of the minutes to its members within seven (7) days of the relevant meeting (and for these purposes the provisions of clause 22 will apply mutadis mutandis; provided that minutes may also be provided by email to such relevant address as are provided in advance, in which case they will be deemed to be received upon sending).

5.16	Minutes of the actions and decisions of the Steering Committee will not be considered definitive until signed by the Chairman of the Steering Committee with the approval of the Steering Committee.

6.	GENERAL MATTERS CONCERNING THE JOINT PROJECT TEAM AND THE STEERING COMMITTEE

6.1	The parties will ensure that neither the Joint Project Team nor the Steering Committee acts contrary to this agreement, and clauses 4 and 5 will be interpreted accordingly.

6.2	The parties will use their reasonable endeavours to ensure that the Joint Project Team and the Steering Committee discharge their functions with all due diligence and expeditiously.

6.3	The Joint Project Team and the Steering Committee may each co-opt such persons as they decide to attend their meetings in order to assist them in discharging their functions and/or as additional members, provided that all such persons are bound by obligations of confidentiality at least as protective of each of the parties, and their interests, as those of this agreement.

6.4	The agenda of each meeting of each of the Joint Project Team and the Steering Committee will include a resolution for the approval of the minutes of the previous meeting.

6.5	The meetings of the Joint Project Team and the Steering Committee, and the minutes of their decisions and actions, will be in the English language.

6.6	The chairman of each of the Joint Project Team and the Steering Committee, from time to time, will oversee its compliance with this clause 6, and such oversight will be the responsibility of the party which appointed the chairman.

7.	LICENCE

7.1	Subject to clause 7.2, Advancell grants to Protherics, as of the Effective Date, an exclusive, sub-licensable licence in the Field of Use under:
(a)	the Patents; and

(b)	such Intellectual Property Rights as subsist, or come into subsistence, in the Know-how, to develop, make, dispose of, offer to dispose of, use, import and keep the Product, and any product derived from or incorporating the Product, including by way of the Development Programme.

7.2	The exclusivity of the licence granted by clause 7.1 will be subject only to Advancell being entitled to undertake, or have undertaken, the Development Programme as provided by this agreement.

7.3	Subject to clause 7.2, any development, making, disposal of, offer to dispose of, use, importation or keeping of the Product, or any product derived from or incorporating the Product, in the Field of Use, will require the prior written agreement of, and the grant of a sub-license from, Protherics.

7.4	Advancell will, from time to time, assist Protherics, as Protherics may request (including by signing any necessary documents), to record the interest of Protherics and any Sub-licensees under the Patents (including such as are filed and/or granted during the Term) on any relevant patent register.

7.5	Without prejudice to the exclusivity of the Licence (subject to clause 7.2), Advancell will not, at any time, do anything to lessen its entitlement to, or Encumber or grant any third party any right in or to, any of the Intellectual Property Rights licensed hereby, save as permitted by clause 11.5.

7.6	Protherics shall use its reasonable endeavours to commercialise the Product for the Indication, bearing in mind the potential market therefor.

8.	DELIVERY OF KNOW-HOW

8.1	Advancell will deliver to Protherics all of the Know-how which Protherics reasonably requires to perform, or enjoy the benefit of, this agreement, but Advancell will retain copies thereof for the purposes of its own performance of this agreement.

8.2	Advancell will deliver to Protherics all of the Know-how referred to in clause 8.1 as soon as reasonably practicable following the Effective Date or its creation or its coming into Advancell’s possession or under its control, as applicable.

8.3	Advancell will provide such assistance as Protherics may request to transfer the Know-how to Protherics or to assist in the use thereof in Protherics’ undertaking of, or having undertaken, the Development Programme and/or the commercialisation of the Product for the Indication.

8.4	The assistance referred to in clause 8.3 may include:
(a)	preparing for, or attending, meetings with any Health Authority;

(b)	dealing with requests or enquiries from any Health Authority;

(c)	and preparing and filing applications for Health Registration Approvals.
8.5	If at any time Advancell becomes aware of any defect or insufficiency in any Know-how it will immediately notify Protherics with full details.

8.6	To the extent permitted by Law, Advancell hereby assigns to Protherics, or will procure the assignment to Protherics, in each case with effect from the Effective Date or the same coming into existence, whichever is the sooner, all right, title and interest in and to the Orphan Drug designation of the Product for the Indication in the European Union, and the pending Orphan Drug designation of the Product for the Indication in the United States of America, in the name of Advancell.

9.	ROYALTIES AND MILESTONES

9.1	In consideration of the rights granted by this agreement, Protherics will make the payments specified in this clause 9.

9.2	Protherics will pay Advancell five hundred thousand pounds (£500,000) within five (5) days following the Effective Date.

9.3	Protherics will pay to Advancell a royalty at the rate of twelve point eight per cent. (12.8%) of:
(a)	the Net Selling Price in respect of each Royalty Event concluded in the European Union or the United States of America; and

(b)	the Net Selling Price of Protherics in respect of each other Royalty Event, as provided in clause 9.4.

9.4	Protherics shall pay royalties in accordance with clause 9.3 from the first disposal for value of the Product for the Indication until, on a country-by-country, or territory-by-territory basis, the later to occur of:
(a)	the * anniversary of the First Commercial Sale of the Product in such country or territory; and

(b)	the expiry of the last Valid Claim of any Patent in such country or territory claiming the use of the Product for the Indication, and, following such cessation of the obligation to pay royalties in a country or territory, the Licence will continue in effect in such country or territory on a fully paid-up basis for the remainder of the Term. .

9.5	If Protherics grants any Sub-licence before filing its first application for the grant of a Marketing Authorisation for the Product for the Indication anywhere in the European Union or in the United States of America, Protherics will pay Advancell * per cent. (*%) of Protherics’ receipts in the form of development or commercialisation milestones, whether cash or otherwise (other than any Net Selling Price and any sum the subject of clause 3.6), pursuant to such Sub-licence, received by Protherics prior to the grant of the first such Marketing Authorisation, including any development-related milestones.

9.6	Payments pursuant to clauses 9.3 or 9.5 will be made Quarterly thirty (30) days after the end of the Quarter in which Protherics (or in the case of clause 9.3(a), its relevant Sub-licensee) receives the Net Selling Price or other receipt on which they are calculated.

* confidential treatment requested

9.7	Subject to clause 9.9, Protherics will pay Advancell milestone payments as follows (and no such milestone will be payable more than once):
(a)	£3,500,000 at the start of the first Phase IIb Study;

(b)	£* at the start of the *;

(c)	£* upon *;

(d)	£* upon *;

(e)	£* upon the *; and

(f)	£* upon the *.
9.8	For the purposes of this agreement, a Phase IIb Study or Phase III Study will be considered to start when the first patient involved therein is dosed in the course thereof.

9.9	If Protherics files any application for a Marketing Authorisation for the Product for the Indication without having first completed a Phase IIb Study and/or Phase III Study, the sums specified in clauses 9.7(a) and (b) shall become payable at the time of such filing.

9.10	Protherics will, within thirty (30) days of the occurrence of each such event, notify Advancell of the occurrence of each of the events referred to in any of clauses 9.7(a) to (d) and, within thirty (30) days following receipt of any such notification, Advancell will deliver to Protherics an invoice for the amount payable in respect of such event pursuant to the relevant such clause.

9.11	Protherics will pay the sums properly specified in the invoices issues pursuant to clause 9.10 within thirty (30) days following the end of the month in which the relevant invoice is received by Protherics.

9.12	All payments pursuant to this clause 9 will be made in Euros to Advancell’s account no. *, or as otherwise specified by Advancell in advance from time to time.

9.13	For the purpose of calculating payments due hereunder, conversions from the currency in which the relevant sale of the Product is made into Euros will, where applicable, be calculated at the actual average rate of exchange for the year to date as used by Protherics in producing its accounts.

9.14	Protherics will keep at its usual place of business true and accurate books of account containing all information necessary for the determination of all royalties due under this agreement, and will procure that its relevant Sub-licensees do likewise.

9.15	Protherics will permit Advancell’s external representatives a right of access, once per year, during normal business hours upon reasonable notice, to the books of account kept pursuant to clause 9.14, and to take copies of them.

9.16	Advancell will keep confidential any information which it may acquire in the exercise of its rights under this clause 9.15, in accordance with clause 10.

9.17	All sums paid hereunder will be exclusive of any applicable Value Added Tax due.

9.18	Any overdue sum payable under this agreement will bear interest, accruing from the due date until the date of actual payment, whether before or after judgment, calculated at a

* confidential treatment requested

daily rate equivalent to one (1) per cent. above the United Kingdom base rate for the time being of Barclays Bank plc and compounded annually at the end of year, and, if this agreement is terminated other than at the end of a year, on the date of Termination.
9.19	Payments hereunder will be made without set-off or deduction, other than such amount as the paying party is required to deduct or withhold by law. If requested, evidence as to the payment of such tax or sum withheld will be given by the paying party to the other and the parties will co-operate reasonably to claim recovery or exemption under any double taxation or similar agreement with respect to any such deduction.

10.	CONFIDENTIALITY

10.1	At all times during the Term, and for a period of five (5) years following Termination, each party (the “Receiving Party”) will, and will cause its officers, directors, employees, agents and Affiliates to, keep confidential, and not publish or otherwise disclose, and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by or on behalf of the other party (the “Disclosing Party”), except to the extent such disclosure or use is expressly permitted by the terms of this agreement or is reasonably necessary for the performance of the Development Programme or otherwise for the purposes envisaged by this agreement.

10.2	Advancell recognises that, by reason of Protherics’ status as an exclusive licensee pursuant to clause 7, Protherics has an interest in Advancell’s retention in confidence of certain confidential information of Advancell. Accordingly, Advancell will, and will cause its Affiliates and their respective officers, directors, employees and agents to, keep confidential, and not publish or otherwise disclose, any confidential information in its possession, or under its control, relating to the Product, including the Know-How (the “Licensor Information”). The disclosure by Advancell to Protherics of Licensor Information will not, in itself, cause such information to cease to be confidential.

10.3	Notwithstanding clause 10.1, each party may disclose, and permit the disclosure of, Confidential Information to the extent that such disclosure is:
(a)	made in response to a valid order of a court of competent jurisdiction or other competent authority (including any Health Authority), provided, however, that the Receiving Party will, subject to Law, first have given notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity to seek to overturn any such order or obtain a protective order requiring that the Confidential Information subject of such order be held in confidence by such court or authority or, if disclosed, be used only for the purpose for which the order was issued; and provided further that if such order is not overturned or a protective order is not obtained, the relevant Confidential Information disclosed in response to such court or governmental order will be limited to that which is legally required to be disclosed in response to such court or governmental order;

(b)	made by the Receiving Party to a Health Authority as may be necessary or reasonably useful in connection with any filing, application or request for a Health Registration Approval; provided, however, that reasonable measures will first be taken to assure confidential treatment of such Confidential Information, to the extent such protection is available;

(c)	made by the Receiving Party to a relevant authority, as required and/or permitted hereby, where necessary or reasonably useful for the purposes of obtaining or enforcing a Patent or any Intellectual Property Right in the Know-How, as required and/or permitted hereby, provided, however, that the Receiving Party will take reasonable measures to assure confidential treatment of such information, to the extent such protection is available; or

(d)	otherwise required by Law, provided, however, that the Receiving Party will, subject to Law:
(i)	provide the Disclosing Party with reasonable advance notice of, and an opportunity to comment on, any such required disclosure;

(ii)	if requested by the Disclosing Party, seek confidential treatment with respect to any such disclosure to the extent available; and

(iii)	use its reasonable endeavours to act upon the comments of the Disclosing Party in making any such disclosure.
10.4	Protherics may disclose, and otherwise use, Confidential Information as necessary in developing, studying and commercialising the Product, provided that Protherics takes such steps as are reasonable in the circumstances to protect the confidentiality of such Confidential Information, to the extent not incompatible with its legitimate interests.

10.5	Notwithstanding the foregoing, Confidential Information will not include any information that:
(a)	is or hereafter becomes part of the public domain by or through no wrongful act, fault or negligence on the part of the Receiving Party;

(b)	can be demonstrated by documentation, or other competent proof, to have been in the Receiving Party’s possession prior to disclosure by the Disclosing Party, free of any obligation of confidence owed to any third party;

(c)	is subsequently received by the Receiving Party from a third party who is not bound by any obligation of confidentiality with respect to said information;

(d)	is generally made available to third parties by the Disclosing Party without restriction on use or disclosure; or

(e)	can be demonstrated by documentation, or other competent proof, to have been independently developed by or for the Receiving Party without reference to the Disclosing Party’s Confidential Information.
10.6	Specific aspects or details of Confidential Information will not be deemed to be within the public domain, or in the possession of the Receiving Party, merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party, and any combination of Confidential Information will not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

10.7	This clause 10 will not be construed to prohibit either party from identifying the other party in its internal business communications, provided that any Confidential Information in such communications remains subject to this clause 10.

10.8	Clauses 10.3 and 10.5 to 10.7(with the exception of clauses 10.5 (b)) will apply, mutatis mutandis, to Licensor Information as they do to Confidential Information and, for these purposes, Advancell will be deemed to be the Receiving Party, and Protherics the Disclosing Party, thereof.

10.9	The text of any press release or other communication to be published by or in the media concerning the subject matter of this agreement will require the approval of both parties.

11.	OWNERSHIP OF THE PATENTS AND KNOW-HOW

11.1	Advancell will, with all reasonable skill, care and attention:
(a)	file applications for Patents;

(b)	prosecute all those Patents that are patent applications (including those filed hereafter), and

(c)	maintain all those Patents that are granted patents,
so as to acquire and maintain the broadest patent protection practicable for the inventions claimed by the Patents listed in schedule 1, throughout the world, for the longest term practicable (including by defending any claim, counter-claim, objection or opposition concerning validity or entitlement).

11.2	Advancell will:
(a)	give serious consideration to any proposals of Protherics concerning Advancell’s performance of its obligations further to clause 11.1;

(b)	keep Protherics informed of progress, and of objections raised, in respect of such matters; and

(c)	otherwise provide Protherics with evidence of its compliance with those obligations.
11.3	Without prejudice to clause 11.1, if Advancell wishes to abandon any application comprised in the Patents, or not to renew or maintain any particular Patent, Advancell will give Protherics sixty (60) days’ notice and will, if requested by Protherics, assign such Patent to Protherics, for nominal consideration, free of Encumbrances.
11.4	Other than pursuant to clause 11.3, Advancell will not assign any Patent, or any Intellectual Property Right in any Know-How, in the Field of Use, nor will Advancell Encumber any of them.
11.5	Advancell shall only assign or Encumber any Patent or any Intellectual Property in any Know-How if it does so on terms that:
(a)	protect Protherics’ benefit hereunder; and

(b)	ensure that each person to whom any such assignment or Encumbrance is granted imposes:
(i)	such obligation; and

(ii)	the obligation imposed by this clause 11.5(b),
on each of their successors to, and all persons deriving any benefit under, any interest in or to any Patent and/or any such Intellectual Property, in each case which are directly enforceable by Protherics.

12.	INFRINGEMENT

12.1	Each party will, as soon as it becomes aware, give the other full written particulars of any conduct or proposed conduct by any third party which amounts, or might amount, either to infringement of any Patent or unauthorised use of any Know-how.

12.2	Each party will, as soon as it becomes aware, notify the other of any allegation by any third party that:

(a)	any Patent is invalid;

(b)	that the undertaking of the Development Programme, or exploitation of the Product for the Indication, infringes, or will infringe, any rights of another person; or

(c)	that the Patents are otherwise attacked or attackable,
and will give the other full written particulars thereof, and make no comment or admission with respect thereto, to any third party.

12.3	Subject to clause 12.7, Advancell will bring and conduct, with all reasonable skill, care and attention, all Claims and other action for infringement of any Patent, or with respect to the unauthorised use of any Know-how, which it or Protherics considers appropriate.

12.4	Advancell will give Protherics reasonable opportunity to comment on material issues regarding any action to which clause 12.3 relates, and will comply with Protherics’ reasonable directions with respect thereto.

12.5	Protherics will, at Advancell’s Cost, provide all reasonable assistance requested by Advancell for the purposes of Advancell’s performance of its obligations further to clause 12.3.

12.6	Any damages, or account of profits, awarded further to any action taken pursuant to clause 12.3 will be divided equitably between the parties having regard to their respective losses resulting from the relevant infringement or unauthorised use.

12.7	Without prejudice to Advancell’s obligations pursuant to clause 12.3, where:
(a)	Protherics gives Advancell thirty (30) days’ notice requesting any action of any type referred to in clause 12.3, and Advancell does not commence such action within this time period; or

(b)	prompt action is reasonably necessary regarding the relevant matter, Protherics gives Advancell notice to this effect and Advancell does not commence such action within the time specified in the notice, then Protherics:
(i)	may commence, and conduct, such action;

(ii)	will be entitled to all of any damages, or account of profits, awarded in respect thereof; and

(iii)	may, and at Advancell’s cost, require Advancell to join, either as a co-plaintiff or as defendant (such choice, if available under the applicable Law, to be made by Advancell, in its discretion), in, and assist regarding, such action.
12.8	Protherics may deduct its Costs in taking, conducting and settling any action further to clause 12.7 from any sums payable pursuant to clause 9 in such manner as Protherics determines, provided that Protherics may only so deduct any third party costs award made in respect of any such action after it is made.

12.9	The Costs referred to in clause 12.8 shall be net of any award of costs made to Protherics in the action to which they relate.

12.10	If any costs award is made to Protherics in any action further to clause 12.7 and Protherics has, by the time of such award, deducted any of its Costs in taking,

conducting and settling such action from any sums payable by it pursuant to clause 9, Protherics shall pay Advancell a sum equal to such deduction at the same time as Protherics makes its next payment to Advancell pursuant to clause 9.

13.	LIABILITY/INDEMNITY

13.1	The following provisions govern the entire liability of each party (including any liability for the acts and omissions of its Personnel) to the other in respect of:
(a)	any breach of its contractual obligations arising under this agreement; and

(b)	any representation, statement or tortious act or omission including negligence arising under or in connection with this agreement.
13.2	Except as is expressly stated in this agreement, no representation, condition or warranty whatsoever is made or given by or on behalf of Protherics, and, to the greatest extent permissible by Law, any such conditions and warranties, whether arising by operation of Law or otherwise, are expressly excluded.
13.3	No exclusion or limitation set out in this clause 13 will apply in the case of:
(a)	fraud or fraudulent concealment;

(b)	death or personal injury resulting from the negligence of either party; or

(c)	any other liability which cannot lawfully be excluded or limited.
13.4	Subject to clause 13.6, neither party will be liable to the other in respect of any act or omission to the extent that the same arises as a result of a failure by that other, or any third party, to fulfil its obligations under this agreement.
13.5	Neither party will be liable to the other for any Indirect Loss or any related Claims and Costs arising from any act or omission, provided that this clause will not exclude any liability either party may have to the other in respect of any Costs incurred in connection with repeating any part of the Development Programme.
13.6	The following provisions shall apply to any liability of either or both of the parties to any third party arising out of any act or omission of either or both of them in the course of, or connected with, the Development Programme, and their reasonable Costs incurred in respect of any Claim made, threatened or reasonably contemplated with respect to such matter (together, “Shared Costs"):
(a)	subject to clauses 13.6(b) and (c), the parties shall be jointly and severally liable, in equal shares, as between each other for all Shared Costs;

(b)	each party’s liability pursuant to clause 13.6(a) shall be conditional on the other:
(i)	giving notice in writing to such party (the “Liable Party") of such act or omission, setting out reasonable details thereof including, as far as reasonably practicable, details of the maximum potential Shared Costs with respect thereto;

(ii)	at all reasonable times, consulting with, and providing reasonable information, assistance (including reasonable access to premises, personnel and documentation) and co-operation to, the Liable Party, in a timely manner, with respect thereto, and to the progress, conduct and settlement thereof;

(iii)	taking such action in relation to the matter as the Liable Party may agree in writing to its taking (such agreement not to be unreasonably withheld or delayed);

(iv)	from first giving notice pursuant to clause 13.6(b)(i), only using advisers agreed with the Liable Party (such agreement not to be unreasonably withheld or delayed) in respect of such matter;

(v)	at all times using its reasonable endeavours to keep to such Shared Costs to a minimum and otherwise mitigating them;

(vi)	not encouraging or promoting any relevant Claim;

(vii)	not admitting any liability in respect of, or settling, any such Claim, or agreeing to do either of the foregoing, without first obtaining the Liable Party’s written consent (not to be unreasonably withheld or delayed);

(viii)	if (and when) any such Claim is made, notifying the Liable Party within reasonably sufficient time to enable the Liable Party properly to contest the same before final judgment; and

(ix)	not waiving or otherwise compromising, and using its reasonable endeavours to enforce against any relevant third party, the parties’ rights in relation to or in connection with the matter, save where the parties agree otherwise (such agreement not to be unreasonably withheld or delayed); and
(c)	this clause 13.6 is:
(i)	subject to clauses 2.4 to 2.7, inclusive; and

(ii)	without prejudice to clause 14.
13.7	Advancell will not be liable for Protherics’ exploitation of the Product outside the Development Programme, save to the extent that Advancell is at fault.

13.8	The parties will each obtain, and maintain for the Term and six (6) years thereafter, insurance against their liabilities hereunder, in such amounts as shall be sufficient to cover all such liabilities, with one or more reputable insurers, and will provide one another with evidence of such insurance upon request from time to time.

14.	WARRANTIES

14.1	Each party warrants and represents to the other that:
(a)	it has authority to enter into, and perform, this agreement and that its entry into, and performance of, this agreement does not, and will not, conflict with any of its other obligations; and

(b)	it will undertake, or have undertaken, the Development Programme:
(i)	in accordance with:
(A)	all applicable Laws;

(B)	Good Industry Practice; and

(C)	the requirements of all applicable Health Authorities; and

(ii)	otherwise with reasonable skill, care and attention.
14.2	Advancell warrants and represents to Protherics that:
(a)	it is the exclusive legal and beneficial owner of the patents and patent applications specified in schedule 1, which is a complete and accurate list of all subsisting Patents, and of all Intellectual Property Rights as subsist in the Know-how;

(b)	it is not aware of any current or proposed Claim, valid or otherwise, to the ownership or other interest in any Patent or any Intellectual Property Rights as subsists in any of the Know-how, nor of any reasonable basis for the assertion of any such Claim;

(c)	it is not aware of any current or proposed Claim, valid or otherwise, that the undertaking of the Development Programme or any other exercise of any of the Intellectual Property Rights licensed, or purported to be licensed, by the Licence will or might infringe any third party rights;

(d)	the Know-how was generated in the course of the normal duties of Advancell’s employees;

(e)	it is free to disclose and deliver the Know-how to Protherics;

(f)	except as expressly permitted by this agreement, it will take no action in derogation of the Licence;

(g)	it has not supplied or permitted the supply of any Know-how to any person, except under binding obligations of confidentiality, and that it is not aware of any breach of any such obligations; and

(h)	it is not aware of any use by any third party of any of any of the inventions claimed by any of the Patents which will, or might, amount to an infringement, or of any unauthorised use of any of the Know-how.
14.3	Protherics warrants and represents to Advancell that it intends to perform its obligations hereunder.

14.4	Save for those warranties expressly given in this clause 14, neither party makes any warranty, express or implied, and, to the extent permitted by Law, each party specifically disclaims any warranties not expressly given in this clause 14.

15.	TERM

15.1	This agreement will commence on the Effective Date.

15.2	The Licence will continue in force until all of the Patents, and all Intellectual Property Rights subsisting in any Know-how, have expired, or until the earlier termination of this agreement.

16.	TERMINATION

16.1	The parties may agree to terminate this agreement if they consider the results of the Development Programme to be unsatisfactory, in which case:
(a)	the Licence will terminate;

(b)	Protherics will return to Advancell such Know-how as has been delivered by Advancell to Protherics pursuant to clause 8.1; and

(c)	Protherics will assign back to Advancell, or procure the assignment back to Advancell of, the right, title and interest in Orphan Drug designations which were assigned to Protherics pursuant to clause 8.6.
16.2	Without prejudice to clause 16.1, either party may terminate this agreement, or request that the parties re-negotiate its terms, by giving not less than thirty (30) days’ notice to the other party at any time during the sixty (60) days following the date on which the report of the results of the First Clinical Study is signed by the relevant representative of the second party to sign it.
16.3	If Advancell gives notice pursuant to clause 16.2:
(a)	it will, at the time of giving it, irrevocably offer to assign to Protherics:
(i)	all right, title and interest in and to the Patents, and all Intellectual Property Rights subsisting in the Know-how, or which has otherwise acquired further to the Development Programme, free of Encumbrances;

(ii)	the benefit of all contracts to which it is party and which relate to the Development Programme or otherwise to the Product, including any sub-licences; and

(iii)	the names and contact details of its then current sales agents, suppliers and distributors of the Product, in each case for such consideration as Advancell has been advised by the Independent Valuer is a fair, open-market price therefor at that time, and will provide Protherics with such advice, and the basis of its determination, at the same time as making such offer;

(b)	clauses 7.1, 7.2, 7.4, 7.5 (excluding the reference therein to clause 7.2), 11, 12, 16.3, 16.5 and 16.6 shall, unless and until Protherics takes an assignment of those rights and matters specified in clause 16.3(a) further to the offer made by Advancell pursuant to that clause, survive Termination pursuant to such notice; and

(c)	clause 9 shall, unless and until Protherics takes an assignment of those rights and matters specified in clause 16.3(a) further to the offer made by Advancell pursuant to that clause, also survive such Termination, save that, from such Termination:
(i)	the royalty rate in clause 9.3 shall be * per cent. (*%);

(ii)	the reference in clause 9.5 to * per cent. (*%) shall be replaced with a reference to * per cent. (*%);

(iii)	the sum of £3,500,000 referred to in clause 9.7(a) shall be reduced to £*;

(iv)	the sum of £* referred to in clause 9.7(b) shall be reduced to £*;

(v)	the sum of £* referred to in clause 9.7(c) shall be reduced to £*;

(vi)	the sum of £* referred to in clause 9.7(d) shall be reduced to £*;

* confidential treatment requested

(vii)	the sum of £* referred to in clause 9.7(e) shall be reduced to £*; and

(viii)	the sum of £* referred to in clause 9.7(f) shall be reduced to £*.
16.4	If Protherics gives notice pursuant to clause 16.2, it will, at the time of giving it, irrevocably offer to assign to Advancell:
(a)	the benefit of its Health Registration Approvals relating to the Product and all its Regulatory Documentation;

(b)	its reports of the results of, and the data generated in the course of, the Studies;

(c)	all its right, title and interest in such Intellectual Property Rights acquired by it further undertaking the Development Programme, and which relate exclusively thereto, or in its Health Registration Approvals relating to the Product or its Regulatory Documentation; and

(d)	the benefit of all contracts to which it is party and which relate exclusively to the Development Programme or otherwise to the Product, for such consideration as Protherics has been advised by the Independent Valuer is a fair, open-market price therefor at that time, and provide Advancell with such advice, and the basis of its determination, at the same time as making such offer.

16.5	The party receiving any offer pursuant to clauses 16.3(a) or 16.4 will have sixty (60) days in which to accept such offer in writing, after which time such offer will lapse.

16.6	Without prejudice to clause 7.5, the party making any offer pursuant to clauses 16.3(a) or 16.4 will, until the end of the sixty (60) days period referred to in clause 16.5, do nothing to lessen its entitlement to, and will in no way Encumber or grant any third party any right in or to, any of the subject matter of the offer.

16.7	If Protherics accepts any offer made by Advancell pursuant to clause 16.3(a), and notwithstanding Termination, Advancell will continue to provide Protherics with all assistance with respect to the development or exploitation of the Product in the Indication as Protherics may reasonably request.

16.8	Either party (“Notifying Party") may terminate this agreement, immediately, by notice to the other party (“Notified Party"), if:
(a)	the Notified Party is in material breach of this agreement and such breach is not capable of remedy;

(b)	the Notified Party has a receiver or an administrative receiver or administrator appointed of the whole, or any part, of its undertaking or assets, or has an officer appointed to perform a function analogous to that of any such officer, or enters into any composition with its creditors;

(c)	an order is made, or a resolution passed for winding-up of the Notified Party or the Notified Party enters administration (as such term is defined in schedule B1 of the Insolvency Act 1986), unless such order or resolution or other appointment is part of a scheme of solvent reconstruction of the Notified Party; or

(d)	the equivalent of any of the foregoing occurs in any relevant jurisdiction.
16.9	If either party is in material breach of this agreement, and such breach is capable of remedy, the other party may give the first party a notice of termination of this

* confidential treatment requested

agreement and that notice will come into effect sixty (60) days after the date on which it is given, unless within that period the notified party has permanently remedied the breach.

16.10	For the purposes of this clause 16, a “material breach” means a breach (including an anticipatory breach) which is serious in the widest sense of having a serious effect on the benefit which the innocent party would otherwise derive from this agreement in accordance with its terms and for the avoidance of doubt includes any breach of clause 10.

16.11	Where this agreement terminated pursuant to clause 16.8:
(a)	the Licence will terminate;

(b)	Protherics will return to Advancell such Know-how as has been delivered by Advancell to Protherics pursuant to clause 8.1; and

(c)	Protherics will assign back to Advancell, or procure the assignment back to Advancell of, the right, title and interest in Orphan Drug designations which were assigned to Protherics pursuant to clause 8.6.
17.	RIGHTS ON TERMINATION

17.1	Termination of this agreement will be without prejudice to any rights of either party against the other which may have accrued up to the date of Termination.

17.2	Without prejudice to clause 16.3, the following provisions will survive Termination:
(a)	the confidentiality obligations of clause 10;

(b)	the obligations of Protherics in respect of the accounting for, payment of and verification of royalties due in respect of Royalty Events prior to Termination; and

(c)	clauses 1, 3, 13, 14, 16.7, 17, 19, 21, 22 and 24.
18.	FORCE MAJEURE

18.1	“Event of Force Majeure” means, in relation to either party, an event or circumstance beyond the reasonable control of that party (“Claiming Party") including, strikes, lock outs and other industrial disputes (in each case, whether or not relating to the Claiming Party’s workforce).

18.2	The Claiming Party will not be deemed to be in breach of this agreement or otherwise liable to the other party (“Non-claiming Party") for any delay in performance or any non-performance of any obligations under this agreement (and the time for performance will be extended accordingly) if and to the extent that the delay or non-performance is due to an Event of Force Majeure provided that:
(a)	the Claiming Party could not have avoided the effect of the Event of Force Majeure by taking precautions which, having regard to all matters known to it before the occurrence of the Event of Force Majeure and all relevant factors, it ought reasonably to have taken but did not take; and

(b)	the Claiming Party has used reasonable endeavours to mitigate the effect of the Event of Force Majeure and to carry out its obligations under this agreement in any other way that is reasonably practicable.
18.3	The Claiming Party will promptly notify the Non-claiming Party of the nature and extent of the circumstances giving rise to the Event of Force Majeure.

18.4	If the Event of Force Majeure in question prevails for a continuous period in excess of ninety (90) days after the date on which it began, the Non-claiming Party may give notice to the Claiming Party terminating this agreement. The notice to terminate must specify the Termination date, which must be not less than thirty (30) days after the date on which the notice to terminate is given. Once a notice to terminate has been validly given, this agreement will terminate on the Termination date set out in the notice. Neither party will have any liability to the other in respect of Termination due to an Event of Force Majeure.

19.	FURTHER ASSURANCE

Each party will, at the request and Cost of the other, from time to time after the Effective Date, sign all such deeds and documents and do all such things as that other may reasonably require for the purpose of giving effect to this agreement.

20.	ASSIGNMENT AND SUB-LICENSING

20.1	Neither party may assign its rights hereunder, in whole or in part, except to any of its Affiliates and provided that:
(a)	it notifies the other party in advance of any such assignment;

(b)	it shall procure the re-assignment thereof to itself upon such Affiliate ceasing to be its Affiliate; and

(c)	it ensures that such Affiliates does not otherwise assign, or grant any interest in or to, the same, and, notwithstanding such assignment, the assigning party shall remain fully liable for the performance of this agreement.

20.2	If any assignment of a type referred to in clause 20.1 takes place, this agreement will be binding upon the assignee and the name of the relevant party appearing in this agreement will be deemed to include the names of such assignee.
20.3	Protherics will not Sub-license without:
(a)	first notifying Advancell of the identity of the relevant Sub-licensee and the terms of the relevant Sub-license; and

(b)	including in the Sub-licence provisions granting Advancell’s external representatives a right of access, once per year, during normal working hours upon reasonable notice:
(i)	to the books of account which Protherics requires it to keep pursuant to clause 9.14; and

(ii)	to such other records as are necessary to verify the royalties due to Advancell in respect of the Net Sales of such Sub-licensee, and to take copies of them, provided that Advancell keeps confidential any information which it may require in the exercise of its rights under such provisions, in accordance with clause 10.
21.	MISCELLANEOUS

21.1	Save where otherwise provided herein, each party will bear its own Costs connected with the negotiations, preparation and implementation of this agreement.

21.2	Each party will, at the request and Cost of the other party, sign any further formal document which may be necessary to give effect to this agreement in any territory.
21.3	Except in the case of fraud or fraudulent concealment, the parties acknowledge that:
(a)	the Entire Agreement constitutes the entire and only agreement between the parties relating to the subject matter of the Entire Agreement; and

(b)	neither party has been induced to enter into the Entire Agreement in reliance on, nor has it been given, any representation or other statement of any nature whatsoever other than those set out in the Entire Agreement and expressly described as representations.
21.4	This agreement may be varied only by a document signed by both of the parties.

21.5	No breach of this agreement will be waived or discharged, except with the consent of the parties.

21.6	No failure or delay by a party to exercise any of its rights under this agreement will operate as a waiver of it or them and no single or partial exercise of any such right will prevent any other or further exercise of that or any other right.

21.7	If any of the terms of this agreement is or becomes (whether or not following any judgment or otherwise) invalid, illegal or unenforceable in any respect under the law of any jurisdiction:
(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision, will not be affected or impaired in any way as a result.

21.8	In the circumstances set out in clause 21.7, the parties will meet to discuss the relevant provision and will substitute a lawful and enforceable provision which so far as possible results in the same economic effects.

21.9	Except as provided in clause 12, the rights and remedies provided in this agreement are cumulative and not exclusive of any rights or remedies provided by law or in equity.

21.10	The Contracts (Rights of Third Parties) Act 1999 will not apply to this agreement and no rights or benefits expressly or impliedly conferred by it will be enforceable under that Act against the parties to it by any other person, except for rights and benefits conferred on Protherics’ Affiliates.

21.11	Nothing in this agreement will create a partnership or joint venture between the parties and, except as expressly provided in this agreement, neither party will enter into or have authority to enter into any engagement or make representation or warranty on behalf of, or pledge the credit of or otherwise bind or oblige, the other party, it being intended that each party will remain an independent contractor.

21.12	Save as otherwise expressly provided herein, neither party will not be liable for any debts, torts or contracts of the other.

21.13	Each party undertakes to comply fully with applicable international treaties and the Laws and regulations of the United States, the European Community, the United Kingdom and any other applicable jurisdiction governing exports, re-exports and transfers (together the “Export Control Laws") of technology developed or disclosed as a result of this agreement or products made using any such technology (together the “Relevant Technology or Products") and, without limitation, to obtain all necessary consents and licences from the competent governmental authorities in all relevant jurisdictions for the purpose of compliance with the Export Control Laws.

21.14	Each party undertakes contractually to oblige any third party to whom it discloses or transfers any Relevant Technology or Products to make an undertaking to it in similar terms to the one set out in clause 21.13.

21.15	The parties acknowledge that any performance under this agreement is subject to any restrictions which may be imposed by any Export Control Laws.

21.16	Each party agrees, if requested, to provide the other party with any reasonable assistance, at the reasonable Cost of the other party, to enable it to perform any activity required by any competent governmental authority in any relevant jurisdiction for the purpose of compliance with any Export Control Laws.

21.17	The official text of this agreement is in the English language and, in the event of any dispute concerning the construction or interpretation of this agreement, reference will be made only to this agreement as written in the English language and not to any translation into any other language.

22.	NOTICES

22.1	Any communication, including any notice, given under or in connection with this agreement will be in writing in the English language and will be delivered personally or sent by pre-paid first class post (air mail if posted to or from a place outside the United Kingdom) to the address of each party stated above, or sent by fax, in the case of Protherics to its Senior Executive for the time being and in the case of Advancell, its Company President.

22.2	Any such communication will be deemed to have been duly given or made as follows:
(a)	if personally delivered, upon delivery at the address of the relevant party;

(b)	if sent by post, five (5) working days after the date of posting; and

(c)	if sent by fax, when despatched to +44 (0)1928 518 002 (in the case of Protherics) or +34 (0)93 403 4544 (in the case of Advancell), provided that if, in accordance with the above provision, any such communication would otherwise be deemed to be given or made outside normal working hours, such notice, demand or other communication will be deemed to be given or made at the start of normal working hours on the next business day.

23.	DISPUTE RESOLUTION

23.1	Any Dispute which arises will first be referred to Senior Executives of the parties for resolution. Either party may give seven (7) days’ notice to the other requiring that a Dispute be referred to Senior Executives of the parties. The Senior Executives will meet within seven (7) days of the expiry of the notice (or earlier, if agreed) and will attempt in good faith to resolve the Dispute. The notice requesting the meeting of Senior Executives will contain brief details of the Dispute in question.

23.2	If the Dispute is resolved by the Senior Executives, the resolution will be recorded in writing and signed by duly authorised representatives of each of the parties and that resolution will be final and binding on the parties.

23.3	If any Dispute is not resolved by the Senior Executives within seven (7) days of their meeting pursuant to clause 23.1, or within such further period as the parties may agree in writing, the parties will attempt to settle it by mediation in accordance with the CEDR Model Mediation Procedure and, unless otherwise agreed between the parties, the mediator will be nominated by CEDR.

23.4	The mediation will take place in London in the English language and “The Mediation Agreement” referred to in the CEDR Model Mediation Procedure will be governed by, and construed and take effect in accordance with, English law.

23.5	If any Dispute is not resolved by mediation within fourteen (14) days of commencement of the mediation, or within such further period as the parties may agree in writing, the dispute may only then be referred to arbitration in accordance with clause 24, provided that this clause 23 will not prevent either party seeking interim or emergency injunctive relief.

23.6	The foregoing provisions of this clause 23 are without prejudice to clause 5.13.

24.	GOVERNING LAW AND JURISDICTION

24.1	This agreement, and any Dispute, will be governed by and construed in accordance with English law.

24.2	Subject to clause 23, all Disputes between the parties arising out of or in connection with this agreement or its formation shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce, by one arbitrator appointed in accordance with the said Rules; and any such arbitration shall be held in Paris, France, and the language of the arbitration shall be the English language.

25.	SUPPLY AGREEMENT

25.1	The parties shall endeavour, in good faith, to reach, at least * before the expected date of the First Commercial Sale, an agreement for the supply from Advancell to Protherics of the quantities of the Product required by Protherics for its commercialisation, and:
(a)	the cost of supply of such Product will be limited to its cost of manufacture, plus customary industrial margins; and

(b)	such supply agreement will contain provisions to grant Advancell preferred provider status and to grant Protherics the right to contract with an alternative supplier to be used in case Advancell cannot supply, in full, Protherics’ required amount of Product for commercialisation or the cost of supply from Advancell is not competitive compared with that of potential alternative suppliers.
25.2	All Product which Protherics may need for the implementation of the Development Programme shall be supplied by Advancell.

* confidential treatment requested

The parties have witnessed this agreement by signing below via their respective duly authorised representatives on the date at the head of this agreement.
Signed by
for and on behalf of
PROTHERICS MEDICINES DEVELOPMENT LIMITED
/s/ Andrew Heath Signature
Signed by
for and on behalf of
ADVANCED IN VITRO CELL TECHNOLOGIES S.L.
/s/ Luis Antonio Ruiz Avila Signature